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                                                                EXHIBIT (a)(10)

                       COMSTOCK RESOURCES, INC. COMPLETES
                       TENDER OFFER FOR DEVX ENERGY, INC.

FRISCO, TEXAS, DECEMBER 17, 2001 - Comstock Resources, Inc. ("Comstock" or the "Company")(NYSE:CRK) announced today and DevX Energy, Inc. ("DevX")(Nasdaq:DVXE) announced today the completion of the cash tender offer by Comstock Acquisition Inc., an indirect wholly owned subsidiary of Comstock, for all of the issued and outstanding shares of common stock of DevX. The tender offer, priced at $7.32 in cash per share, expired on Thursday, December 13, 2001. The Depository for the tender offer has advised Comstock that as of the expiration of the tender offer, 12,283,728 shares had been validly tendered and not withdrawn, representing approximately 97% of DevX's issued and outstanding common shares.

Comstock intends to complete the acquisition of DevX later today through a merger in which each share of DevX common stock not previously purchased in the tender offer will be converted into the right to receive $7.32 per share in cash, without interest (subject to applicable dissenter's rights). This merger may be consummated without a vote of DevX's stockholders. Once this merger becomes effective, DevX will become an indirect wholly owned subsidiary of Comstock.

DevX is an independent energy company based in Dallas, Texas engaged in the exploration, development and acquisition of oil and gas properties. DevX owns interest in 636 producing oil and gas wells located onshore primarily in East and South Texas, Kentucky, Oklahoma and Kansas. Comstock estimates that the acquisition of DevX will add approximately 155 billion cubic feet equivalent of natural gas reserves to Comstock's proved oil and gas reserve base. DevX's oil and gas reserves are 96% natural gas and are 69% proved developed.

Comstock also announced that it has entered into agreements to acquire approximately $45 million of the outstanding $50 million of DevX's 12.5% Senior Notes due in 2008 for 110% of the principal amount plus accrued interest.

The acquisition is being financed with borrowing under a new $350 million Senior Secured Revolving Facility being provided by TD Securities (USA) Inc. The three year revolving credit facility will have an initial borrowing base of $270 million and will also be used to refinance Comstock's existing bank debt.

THIS PRESS RELEASE MAY CONTAIN "FORWARD-LOOKING STATEMENTS" AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED HEREIN. ALTHOUGH THE COMPANY BELIEVES THE EXPECTATIONS IN SUCH STATEMENTS TO BE REASONABLE, THERE CAN BE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO BE CORRECT.

COMSTOCK RESOURCES, INC. IS A GROWING INDEPENDENT ENERGY COMPANY BASED IN FRISCO, TEXAS AND IS ENGAGED IN OIL AND GAS ACQUISITIONS, EXPLORATION AND DEVELOPMENT PRIMARILY IN TEXAS, LOUISIANA AND THE GULF OF MEXICO. THE COMPANY'S STOCK IS TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL CRK.